                  UNITED STATES OF AMERICA
        BEFORE THE SECURITIES AND EXCHANGE COMMISSION



-----------------------------------:
In the Matter of

ALLEGHENY POWER SYSTEM, INC.
New York, New York                 :            CERTIFICATE
                                                    OF
(70-8553)                                       NOTIFICATION

(Public Utility Holding Company
Act of 1935)
-----------------------------------:


     Pursuant to Rule 24 of the regulations of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, the undersigned does hereby certify that Allegheny Power System, Inc. (APS) on December 31, 1996 issued and sold 219,307 shares of its Common Stock to the Chase Manhattan Bank, as Agent, under the APS Dividend Reinvestment and Stock Purchase Plan, and issued 57,373 shares of its Common Stock to the Trustee under the APS Employee Stock Ownership and Savings Plan, at $30.106 per share, and that the foregoing transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration in the above matter and the Order of the Commission with respect thereto. A past tense opinion will be filed upon the completion of all of the transactions contemplated by the Commission's Orders.

                                   ALLEGHENY POWER SYSTEM, INC.

                                   /s/ Nancy L. Campbell


                                   Nancy L. Campbell


Dated:  January 2, 1997